

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 1, 2013

<u>Via E-mail</u>
Mr. J. Michael Page
President and Director
Perkins Oil & Gas Inc.
1145 Marpole Avenue #409
Vancouver, BC V6H 1S5

> **Re: Perkins Oil & Gas Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 8, 2013**
> **File No. 333-186286**

Dear Mr. Page:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Form S-1</u>

1.   We note your response to comment 1 from our letter dated February 26, 2013. However, Item 1201(a) of Regulation S-K provides that "if oil and gas producing activities are material" to your business, you should include the disclosure specified in subpart 1200. In this regard, while you do not have proved reserves, oil and gas producing activities appear material to your operations. Please revise to include the information required by Item 1204 (oil and gas production, production prices and production costs), as you appear to have a working interest in a producing well.

<u>Risk Factors, page 7</u>

<u>We will incur ongoing costs and expenses…, page 13</u>

2.   We note that your disclosure at page 13 suggests that you will pay the estimated costs of this registration statement ($6,506) from existing cash on hand. However, this does not appear to be consistent with your disclosure at page 29 that your current cash balance is $1,399. Please revise.

<u>Requirements or conditions for retention of lease, page 20</u>

3.   We note your response to comment 6 from our letter dated February 26, 2013. However, we also note that your disclosure regarding the term of the lease does not appear to be consistent with the terms set forth in the lease agreement filed as Exhibit 10.1. In that regard, you disclose the following at page 21: "The lease on the property is for a period of TWO (2) years (called "primary term") *and as long thereafter* as (1) oil, gas, sulphur or other mineral is produced or (2) is maintained in force in any other manner provided within the lease. The lease is from October 20, 2011 until October 20, 2013 and is effective May 31, 2012" (emphasis added). However, Section 2 of the lease agreement does not include the phrase "and as long thereafter" and therefore it is not clear whether the term would automatically extend beyond October 20, 2013 even if the conditions described in (1) and (2) existed. Please include related risk factor disclosure, or tell us why you do not believe that there are any related risks that are material.

<u>Plan of Operation, page 29</u>

4.   We re-issue comment 10 from our letter dated February 26, 2013, as we were not able to locate your responsive disclosure. Please revise your filing to discuss any material changes in your results of operations with respect to the three-month and six-month periods ended December 31, 2012. See Item 303(b)(2) of Regulation S-K. Please also include a discussion regarding the reason for the decrease in your revenues for the three-month period ended December 31, 2012 as compared to the three-month period ended September 30, 2012.

<u>Financial Statements</u>

5.   We note your response to comment 12 from our letter dated February 26, 2013 and reissue our comment. We note that you have presented a report from your independent accountant regarding their review of your interim financial statements for the period ended December 31, 2012. Please obtain and file a letter from your independent accountant that acknowledges awareness of the use of their report. Refer to Item 601(B)(15) of Regulation S-K.

Note 10 – Subsequent Events, page F-22

6.   We note your disclosure regarding evaluation of "subsequent events through March 21, 2013, the date of available issuance of these audited financial statements." As these interim statements are not audited, please revise this disclosure. In addition, you reference "the disclosure in Note 11" which does not appear to be a footnote within your interim unaudited financial statements. Please revise.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Bob Carroll at (202) 551-3362 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271, or in his absence Laura Nicholson at (202) 551-3584 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Kevin M. Murphy